UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                                  Gentek Inc.
                              -------------------
                                (Name of Issuer)

                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)

                                   37245X203
                                ---------------
                                 (CUSIP Number)

                               December 31, 2008
                            ------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  37245X203

        1.Name of Reporting Person

          Brenner West Capital Advisors, LLC

        2.Check the Appropriate Box if a Member of a Group.
          (a)[   ]
          (b)[X]

     3.   SEC Use Only.

     4.   Citizenship or Place of Organization.

          Delaware

                                                   5.  Sole Voting Power
                                                        -0-
 Number of Shares Beneficially Owned by Each       6.  Shared Voting Power
 Reporting Person With                                  544,819
                                                   7.  Sole Dispositive Power
                                                        -0-
                                                   8.  Shared Dispositive Power
                                                        544,819

     9.   Aggregate Amount Beneficially Owned by Reporting Person.

          544,819

     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

          N/A

     11.  Percent of Class Represented by Amount in Row (9)

          5.3%

     12.  Type of Reporting Person

          IA



Item 1(a):Name of Issuer:

          Gentek Inc.

Item 1(b):Address of Issuer's Principal Executive Offices:

          90 East Halsey Road
          Parsippany, New Jersey

Items 2(a)Name of Person Filing; Address of Principal Business Office and 2(b):

          This statement is filed by Brenner West Capital Advisors, LLC ("Brenner West"), which acts as investment manager to one or more private investment funds (the "Funds"). The principal business address of the reporting person is 110 East 42[nd] Street, Suite 1419, New York, NY 10017.

Item 2(c):Citizenship:

          Brenner West is a Delaware limited liability company.

Item 2(d):Title of Class of Securities:

          Common Stock

Item 2(e):CUSIP Number:

          37245X203

Item 3:   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
          (c), check whether the person filing is a:

          (a)   [  ] Broker or dealer registered under Section 15 of the Act.
          (b)   [  ] Bank as defined in Section 3(a)(6) of the Act.
          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act.
          (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
          (e)   [X] An investment adviser in accordance with Rule13d-
                1(b)(1)(ii)(E).
          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F).
          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G).
          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
          (j)   [  ] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).


Item 4:   Ownership:

          The following states the beneficial ownership of Brenner West as of December 31, 2008. This report relates to the same shares of Common Stock which may be deemed to be owned directly (in the aggregate) by the Funds, none of which individually beneficially own more than 5% of the class; and indirectly by Brenner West, who, as the investment manager to the Funds, shares the power to direct the vote or disposition of such securities.

                (a)  Amount beneficially owned: 544,819

                (b)  Percent of class: 5.3%.

                (c)  Number of shares as to which such person has:
                              (i)   Sole power to vote or direct the vote: -0-
                        (ii)  Shared power to vote or direct the vote: 544,819
                              (iii) Sole power to dispose or direct the
     disposition: -0-
                        (iv)  Shared power to dispose or direct the disposition:
544,819


Item 5:   Ownership of Five Percent or Less of a Class:

          Not Applicable

Item 6:   Ownership of More than Five Percent on Behalf of Another Person:

          The Funds have the right to receive dividends from and the proceeds of the sale of the subject securities owned by such entities. None of such parties owns beneficially more than 5% of the class.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control
          Person:

          Not Applicable.

Item 8:   Identification and Classification of Members of the Group:

          Not Applicable.

Item 9:   Notice of Dissolution of Group:

          Not Applicable.

Item 10:  Certification:

          By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE


After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2009

                                          Brenner West Capital Advisors, LLC


                                          /s/ Craig Nerenberg
					  ___________________________________
					   Craig Nerenberg
					   Managing Member